Exhibit 10.1

Dawn H. Robertson

AGREEMENT

WITH

STEIN MART, INC.

This Agreement (this “Agreement”) is entered into in the City of Jacksonville and State of Florida between Stein Mart, Inc., a Florida corporation and its divisions, subsidiaries and affiliates (the “Company”), and Dawn H. Robertson (“Executive”), is made this March 12, 2016 (the “Effective Date”).

In consideration of the promises and mutual covenants contained herein, the parties, intending to be legally bound, agree as follows:

SECTION 1.	TERM OF EMPLOYMENT

(a) Term. The Company agrees to employ Executive, and Executive agrees to be employed by the Company, for a period of five (5) years beginning on the Commencement Date (the “Term”), provided that the Term and Executive’s employment hereunder shall be automatically extended for additional one (1) year periods unless at least ninety (90) days prior to the expiration of the then-current Term, either party notifies the other in writing of its intention not to renew the Term and this Agreement. An election by the Company not to renew shall be treated as a termination of Executive’s employment without Cause and Executive shall be entitled to the payments and benefits set forth in Section 5(b)(iii).

SECTION 2.	DEFINITIONS

“Accrued Benefits” means, including the timing of payment of each component thereof, (1) any unpaid Annual Base Salary through the Termination Date, paid in a lump sum on the first payroll date following the Termination Date, (2) payment in respect of Executive’s earned but unused vacation time through the Termination Date, paid in a lump on the first payroll date following the Termination Date, (3) reimbursement for any unreimbursed business expenses incurred through the Termination Date, paid in a lump sum on the first payroll date following the Termination Date, (4) payment in respect of any earned but unpaid Annual Bonus for the fiscal year preceding the fiscal year in which the Termination Date occurs, paid when such amounts are paid to active employees, (5) payment in respect of any earned but unpaid LTIP award for which the performance period ended on or prior to the Termination Date, paid when such amounts are paid to active employees and (6) benefits in accordance with the terms of the applicable plans and programs of the Company in which Executive participates.

“Annual Bonus” means an annual cash bonus for each fiscal year during the Term.

“Board of Directors” means the Board of Directors of Stein Mart, Inc.

“Cause” means the occurrence of any one or more of the following:

(a) Executive has been convicted of, or pleads guilty or nolo contendere to, a felony involving dishonesty, theft, misappropriation, embezzlement, fraud crimes against property or person, or any act of moral turpitude which negatively impacts the Company; or

(b) Executive intentionally furnishes materially false, misleading, or omissive information of a material nature concerning a substantial matter to the Company or the Board of Directors; or

(c) Executive intentionally fails to fulfill any assigned responsibilities for compliance with the Sarbanes-Oxley Act of 2002 or violates the same; or

(d) Executive intentionally and wrongfully damages material assets of the Company; or

(e) Executive intentionally discloses Confidential Information of the Employer other than in the good faith performance of Executive’s duties to the Company; or

(f) Executive intentionally engages in any activity which would constitute a breach of the duty of loyalty under applicable law; or

(g) Executive intentionally materially breaches the employment policies or the Company’s Ethics Policy in a manner which would reasonably be expected to expose the Company to liability or materially negatively impact the Company or its business reputation, or

(h) Executive commits a material breach of this Agreement, or

(i) Executive intentionally engages in acts or omissions which constitute a failure to follow reasonable and lawful directives of the Company.

Executive’s employment may be terminated for Cause only by act of the Board and, in any event, Executive’s employment shall not be deemed to have been terminated for Cause without (x) reasonable written notice from the Board of Directors to Executive within sixty (60) days of the occurrence of the event setting forth the reasons for the Company’s intention to terminate for Cause, (y) the opportunity to cure (if curable) within fifteen (15) days of such written notice and (z) an opportunity for Executive, together with her counsel, to be heard by the Board of Directors.

For clarity, failure to meet performance standards or objectives that does not involve any acts or omissions indentified in (a) through (i) above shall not constitute Cause for purposes hereof.

“Change in Control” means the occurrence of any of the following: (a) the Board approves the sale of all or substantially all of the assets of the Company in a single transaction or series of related transactions; (b) the Company sells and/or one or more shareholders sells a sufficient amount of its capital stock (whether by tender offer, original issuance, or a single or series of related stock purchase and sale agreements and/or transactions) sufficient to confer on the purchaser or purchasers thereof (whether individually or a group acting in concert) beneficial ownership of at least 35% of the combined voting power of the voting securities of the Company; (c) the Company is party to a merger, consolidation or combination, other than any merger, consolidation or combination that would result in the holders of the voting securities of the Company outstanding immediately prior thereto continuing to represent on approximately the same proportionate basis (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than 50% of the combined voting power of the voting securities of the Company (or such surviving entity) outstanding immediately after such merger, consolidation or combination; or (d) a majority of the board of directors consists of individuals who are not Continuing Directors (for this purpose, a Continuing Director is an individual who (i) was a director of the Company on the Commencement Date or (ii) whose election or nomination as a director of the Company is approved by a vote of at least a majority of the directors then comprising the Continuing Directors). For purposes hereof, the definition of a Change of Control shall be construed and interpreted so as to comply with the definition contained in Code Section 409A.

“Code” means the Internal Revenue Code of 1986, as amended. Any reference to a specific section or provision of the Code shall be deemed to refer to any successor provision thereto and the regulations promulgated thereunder.

“Commencement Date” means March 14, 2016, the date Executive shall report to work and assume Executive’s responsibilities hereunder.

“Compensation Committee” means the Compensation Committee of the Board of Directors or, if no such committee exists, the term Compensation Committee shall mean the Board of Directors.

“Current Insurance Coverage” means medical, dental, life and accident and disability insurance with coverage consistent with the coverage in effect from time to time as applied to persons in positions similar to the position held by Executive at the time of termination.

“Disability” means Executive’s inability, with or without reasonable accommodation, to perform the essential functions of Executive’s job for a period of six

(6) consecutive months due to a due to physical or mental illness or incapacity. Any dispute as to disability shall be conclusively determined by written opinions rendered by two qualified physicians, one selected by Executive, and one selected by Company; provided that if such opinions are conflicting, then such physicians shall select a mutually agreeable third physician whose opinion shall be conclusive and binding.

“Good Reason” means the occurrence of any one or more of the following without Executive’s prior written consent:

(i)	a material and continuing failure to pay to Executive compensation and benefits (as described in Section 4) that have been earned, if any, by Executive; or

(ii)	a material reduction in Executive’s Annual Base Salary (as defined in Section 4), other than a uniform reduction applied to all named executive officers of the Company that does not result in a reduction of more than ten percent (10%) from the highest Annual Base Salary of Executive; or

(iii)	a material reduction in Annual Bonus or LTIP arrangements through reductions in Threshold, target, Superior or Outstanding performance level earnings percentages of base compensation which reductions were disproportionally disadvantageous to Executive compared with similar reductions to other named executive officers; or

(iv)	a material breach of this Agreement by the Company that is not remedied by the Company within thirty (30) days after receipt of notice thereof given by Executive; or

(v)	a material reduction in Executive’s duties, authorities, responsibilities or reporting lines; or

(vi)	Executive’s being required to relocate her principal place of employment more than thirty-five (35) miles from her then principal place of employment during the Term.

Any such event shall not constitute Good Reason unless and until Executive shall have provided the Company with written notice thereof no later than sixty (60) days following the initial occurrence of such event and the Company shall have failed to fully remedy such event (if capable of being remedied) within thirty (30) days of receipt of such notice, and Executive shall have terminated Executive’s employment with the Company within sixty (60) days after the expiration of such thirty (30)-day remedial period.

“LTIP” means a long-term incentive plan award made on an annual basis having a three (3) year performance period. Executive’s LTIP award will have a target amount equal to at least one hundred forty percent (140%) of Annual Base Salary, a threshold amount equal to at least seventy percent (70%) of Annual Base Salary and a maximum amount equal to at least two hundred ten percent (210%) of Annual Base Salary. The terms of the LTIP are set annually by the Company’s Compensation Committee and apply to all participants in the LTIP. Currently, the LTIP has a three fiscal year performance period with grants awarded 40% in time based restricted stock vesting on the third anniversary, and 60% in Performance Shares earned based on the Company’s total shareholder return compared with that of a peer group.

“Pro-Rata Annual Bonus” means the Annual Bonus for the fiscal year in which the Termination Date occurs, based on actual performance of the Company for such fiscal year and pro-rated to reflect the portion of the year during which Executive was employed and paid at the same time the Company pays such amounts to active employees.

“Pro-Rata LTIP” means the LTIP awards for which the performance or restriction period is ongoing at the time of Executive’s termination, and pro-rated based upon the portion of the period during which Executive was employed and actual performance if performance-based with performance assessed using the following principles: (i) for time-based, non-performance awards awards, based on the portion of the applicable period that elapsed as of the Termination Date, (ii) for awards based on achievement of relative total shareholder return, based on the Company’s relative total shareholder return compared to the Company’s peer group through the Termination Date, (iii) for awards based on achievement of absolute total shareholder return, based on the Company’s achievement of pro-rata absolute total shareholder return based on the relative period of service through the applicable measurement period, (iv) for awards based on other achievement factors measured over a three (3) year performance period, based on even growth of such factors over the relevant measurement period and (v) for awards based on achievement of one (1) fiscal year goals, performance shall be measured in accordance with the principles set forth in clauses (i) through (iv). The Pro-Rata LTIP shall be paid on the tenth (10th) day after the Termination Date.

“Termination Date” means the date of Executive’s “separation from service” within the meaning of Code Section 409A.

SECTION 3.	TITLE, POWERS AND RESPONSIBILITIES

(a) Title. Executive shall be and shall hold the title of Chief Executive Officer of the Company. Executive shall assume such position on the Commencement Date.

(b) Powers and Responsibilities.

(i)

Executive shall use Executive’s efforts to faithfully perform the duties of her employment and shall have such duties, authorities and responsibilities as are usually performed by a person serving in Executive’s position with a business similar in size and scope as the Company and such other additional duties commensurate with Executive’s position as may be prescribed from time to time by the Board of Directors. Executive agrees to devote Executive’s full business time and attention to the business and affairs of the Company, provided, however, during the Term, Executive shall be permitted to (1) serve on the board of directors of non-profit organizations, and with the consent of the Board of Directors, other for-profit organizations, (2) participate in charitable, civic, educational, professional, community or industry affairs and (3) manage Executive’s passive personal investments so long as such activities do not, in the aggregate, materially interfere with Executive’s duties hereunder. Executive shall serve on such boards and in such offices of the Company or its subsidiaries as the Company’s Board of Directors reasonably requests without additional compensation. During the Term, Executive shall report to the Board of Directors and all employees of the Company shall report to Executive or her designee. On the Commencement Date, Executive shall be appointed to the Board of Directors and shall be nominated for election upon the expiration of her term as a director while she serves as Chief Executive Officer.

(ii)	Executive represents and warrants that she can assume and fulfill responsibilities described in Section 3(b)(i) without any risk of violating any non-compete or other restrictive covenant or other agreement to which she is a party. During the Term, Executive shall not enter into any agreement that would preclude, hinder or impair her ability to fulfill responsibilities described in Section 3(b)(i) specifically or this Agreement generally, but may enter into agreements that become effective after the Term.

SECTION 4.	COMPENSATION AND BENEFITS

(a) Annual Base Salary. Executive’s base salary shall be $700,000 per year (“Annual Base Salary”) beginning on the Commencement Date, which amount may be periodically reviewed for increase but not decrease at the discretion of the Compensation Committee. The Compensation Committee shall review Executive’s Annual Base Salary at the end of the first year of employment and consider an increase of such Annual Base Salary to $750,000 at that time. The Annual Base Salary and any payments to the Executive during any period Executive is receiving payments following the Termination Date (i) shall be payable in accordance with the Company’s standard payroll practices and policies (unless otherwise expressly provided herein) and (ii) shall be subject to such withholdings as required by law or as otherwise permissible under such practices or policies.

(b) Annual Bonus; LTIP. During each year of the Term, Executive shall be eligible to receive an Annual Bonus and an LTIP award. Nothing in this Section 4(b) guarantees that any Annual Bonus or LTIP award will be paid.

(c) Employee Benefit Plans. Executive shall be entitled to receive the benefits described in Schedule A attached hereto, if and for as long as the Company sponsors such plans and others that are given to senior executives of the Company.

(d) Stock Options. The Board of Directors, in its discretion, may grant rights to Executive under the Stein Mart, Inc. Omnibus Plan (the “Option Plan”) on terms set by the Board of Directors or the Compensation Committee. On the Commencement Date, Executive shall receive an initial grant of eight hundred thousand (800,000) options having an exercise price equal to fair market value of the Company’s common stock on the date of grant and vesting one-fifth (1/5th) on each of the first five (5) anniversaries of the Commencement Date (the “Initial Option Grant”), provided that the Initial Option Grant shall become fully vested in the event of a Change in Control. During the Term, Executive shall be eligible to receive such additional stock option grants as may be determined by the Compensation Committee.

(e) Deferred Compensation. Executive will participate in the Stein Mart Executive Deferred Compensation Plan (the “Deferred Compensation Plan”). The Company reserves the right to alter, modify, revise or eliminate the Deferred Compensation Plan provided that any such change to the terms will apply to Executive and similarly situated participants.

(f) Vacation, Holidays and Salary Continuation. Executive shall receive a total of twenty-seven (27) days of paid vacation, or holidays, on a pro rata basis during any three hundred sixty-five (365) day period of the Term. The amount may be adjusted in accordance with the Company’s standard policy or as directed by the Company’s Board of Directors. Any vacation or holiday leave time not used during any three hundred sixty-five (365) day period of the Term may be carried over from year to year in accordance with the Company’s vacation policies in effect from time to time.

(g) Expense Reimbursements. Executive shall have the right to expense reimbursements in accordance with the Company’s standard policy on expense reimbursements as in effect from time to time. Executive shall receive on the Commencement Date a relocation payment of sixty thousand dollars ($60,000) and the Company shall promptly upon invoicing reimburse Executive for the reasonable expenses of her legal counsel in reviewing this Agreement.

(h) Indemnification. To the maximum extent permitted by the Company’s by-laws as in effect on the Commencement Date (or if greater, as amended thereafter) and applicable law, the Company will defend and indemnify Executive against all costs, charges and expenses (including advancement of legal fees) incurred or sustained by Executive in connection with any action, suit or proceeding to which Executive is or may be made a party, brought by any shareholder of the Company directly or derivatively or by any third party by reason of any act or omission of the Executive as an officer, director or employee of the Company or of any subsidiary or affiliate of the Company or as a fiduciary of any benefit plan of any of the foregoing. Executive shall be covered by the Directors and Officers insurance coverage as is maintained by the Company for its directors and officers, including coverage for actions, suits or proceedings brought after she ceases employment with the Company but relating to periods during Executive’s employment with the Company. This provision shall survive termination of Executive’s employment and shall remain in effect through the expiration of any applicable statutes of limitation.

(i) Automobile Allowance. The Company will pay Executive one thousand one hundred dollars ($1,100) per month (paid quarterly) which shall be used for the lease, purchase, maintenance and/or operation of a vehicle that Executive is to use for business travel or may use for personal travel. Executive shall be solely responsible for any taxes associated with the automobile allowance afforded to her. Executive shall be expected to maintain a valid driver’s license and retain appropriate automobile and liability insurance coverage.

(j) Other Perquisites. The Company will provide Executive with such other perquisites as may be made generally available to others in a similar level of executive position within the Company.

SECTION 5.	TERMINATION OF EMPLOYMENT

(a) General. The Board of Directors shall have the right to terminate Executive’s employment and this Agreement at any time with or without Cause, and Executive shall have the right to terminate Executive’s employment and this Agreement at any time with or without Good Reason; provided that obligations under Section 4(h), this Section 5, Section 6 and Section 7 and as otherwise implied under the terms of this Agreement shall survive any termination of the Agreement. In the event of the termination of Executive’s employment, the Company shall provide Executive the Accrued Benefits, subject to the limitation specified in Section 5(c).

(b) Termination by Board of Directors without Cause, Non-Renewal by the Company or Resignation by Executive for Good Reason. If (i) the Board of Directors terminates Executive’s employment without Cause, (ii) the Company elects not to renew the Term or (iii) Executive resigns for Good Reason, then in addition to the Plan Benefits, the Company shall pay or provide Executive the following (except as provided in Section 5(f) hereof):

(i)

If such termination occurs within the first six (6) months following the Commencement Date, then the Company shall pay or provide Executive (A) fifty percent (50%) of her current total Annual Base Salary as specified in Section 4(a) (subject to such withholdings as required by law) in periodic payments (consistent with the payroll periods then in effect) for six (6) months following the Termination Date, beginning on the first payroll date following the Termination Date, (B) the Company shall reimburse monthly until the earlier to occur of the end of the twelve (12) month period following the Termination Date and the date Executive commences a new job, an amount equal to Executive’s Current Insurance Coverage (the benefits under this clause (B) are called the “Continuation Period Benefits”), (C) the Pro-Rata LTIP, provided that with respect to the LTIP relating to the performance period beginning in 2016, Executive shall be credited with two additional years of service credit for purposes of determining the amount of Pro-Rata LTIP Executive is entitled to received, (D) the Pro-Rata Annual Bonus for the year in which the Termination Date occurs and (E) Executive shall become vested in a pro-rata portion of the first installment of the Initial Option Grant based on the number of days elapsed between the Commencement Date and the Termination Date; or

(ii)	If such termination occurs after the first six (6) months following the Commencement Date, but before the first anniversary of the Commencement Date, then the Company shall pay or provide Executive (A) one hundred percent (100%) of her current total Annual Base Salary as specified in Section 4(a) (subject to such withholdings as required by law) in periodic payments (consistent with the payroll periods then in effect) for twelve (12) months following the Termination Date, beginning on the first payroll date following the Termination Date, (B) the Continuation Period Benefits, (C) the Pro-Rata LTIP, provided that with respect to the LTIP relating to the performance period beginning in 2016, Executive shall be credited with two additional years of service credit for purposes of determining the amount of Pro-Rata LTIP Executive is entitled to received, (D) the Pro-Rata Annual Bonus for the year in which the Termination Date occurs and (E) Executive shall become vested in a pro-rata portion of the first installment of the Initial Option Grant based on the number of days elapsed between the Commencement Date and the Termination Date; or

(iii)	If such termination occurs after the first anniversary following the Commencement Date, then the Company shall pay or provide Executive (A) an amount equal to two hundred percent (200%) of the sum of (1) the Executive’s then Annual Base Salary plus (2) Executive’s Annual Bonus for the year prior to the year in which the Termination Date occurs, in periodic payments (consistent with the payroll periods then in effect) for twenty-four (24) months following the Termination Date, beginning on the first payroll date following the Termination, (B) the Pro-Rata Annual Bonus, (C) the Pro-Rata LTIP and (D) the Continuation Period Benefits until the earlier to occur of the end of the twenty-four (24) month period following the Termination Date and the date Executive commences a new job (the “Severance Amount”). In addition, Executive shall become vested in a pro-rata portion of the next installment of the Initial Option Grant based on the number of days that elapsed between the immediately preceding vesting date and the Termination Date.

(c) Termination by the Board of Directors for Cause or by Executive without Good Reason; Non-Renewal by Executive. If the Board of Directors of the Company terminates Executive’s employment for Cause, Executive elects not to renew this Agreement or Executive resigns without Good Reason, the Company’s only compensation obligations to Executive under this Agreement shall be to pay Executive the Accrued Benefits except that Executive shall not be eligible to receive the payments set forth in clauses (4) and (5) of the definition of Accrued Benefits.

(d) Termination for Disability. In the event of Executive’s Disability, Executive’s service may be terminated by Company while Executive is Disabled. In the event Executive is terminated from employment due to Disability, the Company shall:

(i) pay Executive the Accrued Benefits;

(ii) pay Executive the Pro-Rata Annual Bonus and Pro-Rata LTIP;

(iii) pay Executive an additional nine (9) months of compensation at the then-Annual Base Salary, which aggregate amount shall be payable in equal semi-monthly installments beginning on the first payroll date following the Termination Date and continuing for nine (9) months thereafter;

(iv) pay or cause the payment of benefits to which Executive is entitled under the terms of any disability plan of the Company covering the Executive at the time of such Disability:

(v) provide the Continuation Period Benefits for twelve (12) months following the Termination Date;

(vi) in the event the Executive has any options (including the Initial Option Grant) or restricted shares (but excluding “performance shares” or restricted shares subject to the LTIP which shall be governed by the terms set forth in the grant as to such shares) which are not vested on the date of termination for Disability, then pay to the Executive (i) as to any unvested options, the net value of the excess, if any, of the closing price of the Company’s shares on the NASDAQ for the day on which the termination due to Disability occurs and the exercise price of such unvested options multiplied by the number of shares subject to options which failed to vest; and (ii) as to any unvested restricted shares, the value of the closing price of the Company’s shares on the NASDAQ for the day on which the termination due to Disability occurs multiplied by the number of restricted shares, if any, which failed to vest due to such termination of employment for Disability.

Notwithstanding the Executive’s Disability, during the period of Disability leave, Executive shall be paid in full (net of insurance) as if she were actively performing services. Executive agrees to simultaneously utilize available leave under the Family and Medical Leave Act of 1993 during such disability leave of absence. During the period of such Disability leave of absence, the Board of Directors may designate someone to perform Executive’s duties. Executive shall have the right to return to full-time service so long as she is able to resume and faithfully perform her full-time duties.

(e) Death. If Executive’s employment terminates as a result of her death, the Company shall:

(i) pay to Executive’s estate the Accrued Benefits;

(ii) pay to Executive’s estate the Pro-Rata Annual Bonus and the Pro-Rata LTIP; and

(iii) in the event the Executive has any options (including the Initial Option Grant) or restricted shares (but excluding “performance shares” or restricted shares subject to the LTIP which shall be governed by the terms set forth in the grant as to such shares) which are not vested on the date of termination for death, then pay to the Executive’s estate (i) as to any unvested options, the net value of the excess, if any, of the closing price of the Company’s shares on the NASDAQ for the day on which the death occurred and the exercise price of such unvested options multiplied by the number of shares subject to options which failed to vest; and (ii) as to any unvested restricted shares, the value of the closing price of the Company’s shares on the NASDAQ for the day on which the death occurred multiplied by the number of restricted shares, if any, which failed to vest due to such termination of employment for death.

Any amounts payable to Executive under this Agreement which are unpaid at the date of Executive’s death or payable hereunder or otherwise by reason of her death, shall be paid in accordance with the terms of this Agreement to Executive’s estate; provided that if there is a specific beneficiary designation in place for any specific amount payable, then payment of such amount shall be made to such beneficiary.

(f) Change in Control. If a Change in Control occurs, then for a period beginning on the occurrence of the Change in Control and ending two (2) years following that occurrence (the “Post Change in Control Period”):

(i) In the event of termination of the Executive’s employment with the Company pursuant to Section 5(b) hereof either by the Company without Cause, or by the Executive for Good Reason, with notice of such termination given within the Post Change in Control Period, then the Executive shall receive the Severance Amount (as defined in Section 5(b)(iii) of this Agreement) except that the amount specified in clause (A) of the definition thereof shall be paid in a lump sum on the first payroll date following the Termination Date if the Change in Control is a “change in the ownership or effective control of the corporation, or in the ownership of a substantial portion of the assets of the corporation” within the meaning of Code Section 409A. Notwithstanding the foregoing, in the event any plan governing the terms of an Annual Bonus or LTIP provides for more favorable treatment after a Change in Control, Executive shall receive the more favorable treatment to the extent it is not a violation of Code Section 409A to do so.

(g) Relinquishment of Corporate Positions. Executive shall automatically cease to be an officer and/or director of the Company and its affiliates as of her date of termination of employment.

(h) Code Section 280G. If the aggregate of all amounts and benefits due to Executive under this Agreement or any other plan, program, agreement or arrangement of the Company or any of its affiliates, which, if received by Executive in full, would constitute “parachute payments,” as such term is defined in and under Code Section 280G (collectively, “Change of Control Benefits”), reduced by all Federal, state and local taxes applicable thereto, including the excise tax imposed pursuant to Code Section 4999, is less than the amount Executive would receive, after all such applicable taxes, if Executive received aggregate Change of Control Benefits equal to an amount which is $1.00 less than three (3) times Executive’s “base amount,” as defined in and determined under Code Section 280G, then such Change of Control Benefits shall be reduced or eliminated to the extent necessary so that the Change of Control Benefits received by Executive will not constitute parachute payments. If a reduction in the Change of Control Benefits is necessary, to the extent permitted by applicable law, and not a violation of Code Sections 280G, 409A or 4999, Executive shall be entitled to elect the order in which Change of Control Benefits will be reduced. If Executive electing the order in which such benefits will be reduced would result in violation of Code Section 409A or loss of the benefit of reduction under Code Sections 280G or 4999, payments shall be reduced in the following order (i) severance payment based on multiple of Annual Base Salary and/or Annual Bonus; (ii) other cash payments; (iii) any Pro Rata Annual Bonus or Pro-Rata LTIP paid as severance; (iv) acceleration of vesting of stock options with an exercise price that exceeds the then fair market value of stock subject to the option, provided such options are not permitted to be valued under Treasury Regulations Section 1.280G-1 Q/A – 24(c); (v) any equity awards accelerated or otherwise valued at full value, provided such equity awards are not permitted to be valued under Treasury Regulations Section 1.280G-1 Q/A – 24(c); (vi) acceleration of vesting of stock options with an exercise price that exceeds the then fair market value of stock subject to the option, provided such options are permitted to be valued under Treasury Regulations Section 1.280G-1 Q/A – 24(c); (vii) acceleration of vesting of all other stock options and equity awards; and (viii)

within any category, reductions shall be from the last due payment to the first. The determinations with respect to this Section 5(h) shall be made by an independent auditor (the “Auditor”) compensated by the Company. The Auditor shall be the Company’s regular independent auditor, unless Executive objects to the use of that firm, in which event the Auditor shall be a nationally-recognized United States public accounting firm chosen by the Company and approved by Executive (which approval shall not be unreasonably withheld or delayed). The Auditor shall prepare a report setting forth its findings in a form on which Executive can rely when filing her taxes.

SECTION 6.	COVENANTS BY EXECUTIVE

(a) Company Property. Upon the termination of Executive’s employment for any reason, Executive shall promptly return all Company Property which had been entrusted or made available to Executive by the Company. “Property” means all records, files, memoranda, communication, reports, price lists, plans for current or prospective business operations, customer lists, drawings, plans, sketches, keys, codes, computer hardware and software and other property of any kind or description prepared, used or possessed by Executive during Executive’s employment by the Company (and any duplicates of any such Property) together with any and all information, ideas, concepts, discoveries, processes, intellectual property, inventions and the like conceived, made, developed or acquired at any time by Executive individually or with others during Executive’s employment which relate to the Company or its products or services or operations, provided, however, Executive shall be permitted to retain her address book. In addition, to the extent the Company has any right in Executive’s cell phone number, it shall cooperate with Executive to transfer it to her upon Executive’s termination.

(b) Trade Secrets. Executive agrees that Executive shall hold in a fiduciary capacity for the benefit of the Company and shall not, except in the good faith performance of Executive’s duties, directly or indirectly use or disclose any Trade Secret that Executive may have acquired during the term of Executive’s employment by the Company for so long as such information remains a Trade Secret. “Trade Secret” means information, including, but not limited to, technical or non-technical data, a formula, a pattern, a compilation, a program, a device, a method, a technique, a drawing or a process that (1) derives economic value, actual or potential, from not being generally known to, and not being generally readily ascertainable by proper means by, other persons who can obtain economic value from its disclosure or use and (2) is the subject of reasonable efforts by the Company to maintain its secrecy. This Section 6(b) is intended to provide rights to the Company which are in addition to, not in lieu of, those rights the Company has under the common law or applicable statutes for the protection of trade secrets.

(c) Confidential Information. During the Employment Term and continuing thereafter indefinitely, Executive shall hold in a fiduciary capacity for the benefit of the Company, and shall not directly or indirectly use or disclose, any Confidential

Information that Executive may have acquired (whether or not developed or compiled by Executive and whether or not Executive is authorized to have access to such information) during the term of, and in the course of, or as a result of Executive’s employment by the Company without the prior written consent of the Board of Directors unless and except to the extent that such disclosure is (i) made in the ordinary course of Executive’s performance of her duties under this Agreement or (ii) required by any subpoena or other legal process (in which event Executive will give the Company prompt notice of such subpoena or other legal process in order to permit the Company to seek appropriate protective orders). “Confidential Information” means any secret, confidential or proprietary information possessed by the Company or any of its subsidiaries or affiliates, including, without limitation, trade secrets, customer or supplier lists, details of client or consultant contracts, current and anticipated customer requirements, pricing policies, price lists, market studies, business plans, operational methods, marketing plans or strategies, advertising campaigns, information regarding customers or suppliers, computer software programs (including object code and source code), data and documentation data, base technologies, systems, structures and architectures, inventions and ideas, past current and planned research and development, compilations, devices, methods, techniques, processes, financial information and data, business acquisition plans and new personnel acquisition plans and the terms and conditions of this Agreement that has not become generally available to the public. Notwithstanding the foregoing or any other provision in this Agreement or otherwise, nothing herein shall prohibit Executive from reporting possible violations of federal, state or local law or regulation to any governmental agency or entity or self-regulatory organization including but not limited to the Department of Justice, the Securities and Exchange Commission, Congress, and any agency Inspector General, or making other disclosures that are protected under the whistleblower provisions of federal, state or local law or regulation (it being understood that Executive does not need the Company’s prior authorization to make any such reports or disclosures and Executive is not required to notify the Company that she has made such reports or disclosures).

(d) Remedies. Executive recognizes that her duties will entail the receipt of Trade Secrets and Confidential Information as defined in this Section 6. Those Trade Secrets and Confidential Information have been developed by the Company at substantial cost and constitute valuable and unique property of the Company. Accordingly, the Executive acknowledges that protection of Trade Secrets and Confidential Information is a legitimate business interest. If, following termination of employment, the Executive shall materially breach the covenants contained in this Section 6, the Company shall have no further obligation to make any payment to Executive pursuant to this Agreement and may recover from Executive all such damages as it may be entitled to at law or in equity. In addition, the Executive acknowledges that any such breach is likely to result in irreparable harm to the Company. The Company shall be entitled to specific performance of the covenants in this Section 6, including entry of a temporary restraining order in state or federal court, preliminary and permanent injunctive relief against activities in violation of this Section 6, or both, or other appropriate judicial remedy, writ or order. Executive acknowledges and agrees that the covenants in this Section 6 shall be construed as agreements independent of any other provision of this Agreement or any other agreement between the Company and Executive, and that the existence of any claim or cause of action by Executive against the Company, whether predicated upon this Agreement or any other agreement, shall not constitute a defense to the enforcement by the Company of such covenants.

(e) Non-Solicitation. During the Employment Term and for a period of two (2) years thereafter (such period is referred to as the “No Recruit Period”), the Executive will not solicit or attempt to solicit, either directly or indirectly, any person who was at any time within the six (6) months preceding such solicitation an employee of the Company to terminate or alter their employment with the Company. The foregoing is not intended to limit any legal rights or remedies that any employee of the Company may have under common law with regard to any interference by Executive at any time with the contractual relationship the Company may have with any of its employees. In addition, the foregoing shall not be violated by (i) Executive serving solely as an employment reference upon request, (ii) Executive encouraging an employee to leave employment with the Company in the good faith performance of Executive’s duties to the Company or (iii) general advertising or solicitation for employment not specifically targeted at the Company’s employees.

(f) Reasonable and Continuing Obligations. Executive agrees that Executive’s obligations under this Section 6 are obligations which will continue beyond the Termination Date and that such obligations are reasonable, fair and equitable in scope. The terms and duration are necessary to protect the Company’s legitimate business interests and are a material inducement to the Company to enter into this Agreement. Executive further acknowledges that the consideration for this Section 6 is her employment or continued employment. Except as provided in this Agreement, Executive will not be paid any additional compensation for application or enforcement of the restrictive covenants contained in this Section 6.

(g) Work Product. The term “Work Product” includes any and all information, programs, concepts, processes, discoveries, improvements, formulas, know-how and inventions, in any form whatsoever, relating to the business or activities of the Company, or resulting from or suggested by any work developed by the Executive in connection with the Company, or by the Executive at the Company’s request. Executive acknowledges that all Work Product developed during the Term is property of the Company and accordingly, Executive does hereby irrevocably assign all Work Product developed by the Executive to the Company and agrees: (a) to assign to the Company, free from any obligation of the Company to the Executive, all of the Executive’s right, title and interest in and to Work Product conceived, discovered, researched, or developed by the Executive either solely or jointly with others during the term of this Agreement and for three (3) months after the termination or nonrenewal of this Agreement; and (b) to disclose to the Company promptly and in writing such Work Product upon the Executive’s acquisition thereof.

(h) Cooperation. During and subsequent to termination of the employment of Executive, Executive will reasonably cooperate with the Company and furnish any and all complete and truthful information, testimony or affidavits in connection with any matter that arose during Executive’s employment that relate to the business or operations of the Company or any of its subsidiary corporations, divisions or affiliates, of which the Executive may have any knowledge or involvement; and will be reasonably available to consult with and provide information to Company and its representatives concerning such matters. Subsequent to the termination of the employment of Executive, the parties will make their best efforts to have such cooperation performed at reasonable times and places and in a manner as not to unreasonably interfere with any other commitments of Executive and shall be done so as to limit Executive’s travel. Nothing in this Agreement shall be construed or interpreted as requiring the Executive to provide any testimony, sworn statement or declaration that is not complete and truthful. If Executive is requested or required to travel in order to provide any testimony or otherwise provide any such assistance, then Company will reimburse the Executive for any reasonable, ordinary and necessary travel and lodging expenses incurred by Executive to do so provided the Executive submits all documentation required under Company’s standard travel expense reimbursement policies and as otherwise may be required to satisfy any requirements under applicable tax laws for the Company to deduct those expenses. Nothing in this Agreement shall be construed or interpreted as requiring the Executive to provide any testimony or affidavit that is not complete and truthful.

SECTION 7.	MISCELLANEOUS

(a) Notices. Notices and all other communications shall be in writing and shall be deemed to have been duly given when personally delivered or when mailed by United States registered or certified mail. Notices to the Company shall be sent to:

STEIN MART, INC

Attention: General Counsel

1200 Riverplace Boulevard, 10th Floor

Jacksonville, FL 32207

Facsimile: (904) 346-1297

Notices and communications to Executive shall be sent to the address Executive most recently provided to the Company.

(b) No Waiver. No failure by either the Company or Executive at any time to give notice of any breach by the other of, or to require compliance with, any condition or provision of this Agreement shall be deemed a waiver of any provisions or conditions of this Agreement.

(c) Governing Law. This Agreement shall be governed by Florida law without reference to the choice of law principles thereof.

(d) Assignment. This Agreement shall be binding upon and inure to the benefit of the Company and any successor in interest to the Company. The Company may assign this Agreement to any affiliate or successor that acquires all or substantially all of the assets and business of the Company or a majority of the voting interests of the Company. The Company will require any successor (whether direct or indirect, by operation of law, by purchase, merger, consolidation or otherwise to all or substantially all of the business and/or assets of Company) to expressly assume and agree to perform this Agreement in the same manner and to the same extent that Company would be required to perform it if no such succession had taken place. As used in this Agreement, “Company” shall mean Company as defined above and, unless the context otherwise requires, any successor to its business and/or assets as aforesaid which assumes and agrees to perform this Agreement by operation of law, or otherwise. Executive’s rights and obligations under this Agreement are personal and shall not be assigned or transferred.

(e) Other Agreements. This Agreement replaces and merges any and all previous agreements and understandings regarding all the terms and conditions of Executive’s employment relationship with the Company, and this Agreement constitutes the entire agreement between the Company and Executive with respect to such terms and conditions.

(f) Amendment. No amendment to this Agreement shall be effective unless it is in writing and signed by the Company and by Executive.

(g) Invalidity and Severability. If any part of this Agreement is held by a court of competent jurisdiction to be invalid or otherwise unenforceable, the remaining part shall be unaffected and shall continue in full force and effect, and the invalid or otherwise unenforceable part shall be deemed not to be part of this Agreement.

(h) Litigation. In the event that either party to this Agreement institutes litigation against the other party to enforce her or its respective rights under this Agreement, each party shall pay its own costs and expenses incurred in connection with such litigation. As a material part of the consideration for this Agreement, BOTH PARTIES HERETO WAIVE ANY RIGHT TO A TRIAL BY A JURY in the event of any litigation arising from this Agreement. All legal actions arising out of or connected with this Agreement must be instituted solely in the Circuit Court of Duval

County, Florida, or in the Federal District Court for the Middle District of Florida, Jacksonville Division, and all parties hereto do hereby agree to submit to the exclusive personal jurisdiction of such courts. Each of the parties hereby expressly and irrevocably submits to the jurisdiction of such courts for the purposes of any such action and expressly and irrevocably waives, to the fullest extent permitted by law, any objection which it may have or hereafter may have to the laying of venue of any such action brought in any such court and any claim that any such action has been brought in an inconvenient forum. Notwithstanding the foregoing, in the event of litigation to enforce this Agreement following a Change of Control, any costs incurred by Executive, including reasonable attorneys’ fees and reasonable expenses, shall be paid by the Company to the extent Executive is the prevailing party.

(i) Code Section 409A. This Agreement is intended to be interpreted and applied so that the payment of the benefits set forth herein either shall either be exempt from the requirements of Code Section 409A, or shall comply with the requirements of such provision. Notwithstanding any provision in this Agreement or elsewhere to the contrary, if Executive is a “specified employee” within the meaning of Code Section 409A, any payments or benefits due upon a termination of Executive’s employment under any arrangement that constitutes a “deferral of compensation” within the meaning of Code Section 409A and which do not otherwise qualify under the exemptions under Treas. Regs. Section 1.409A-1 (including without limitation, the short-term deferral exemption and the permitted payments under Treas. Regs. Section 1.409A-1(b)(9)(iii)(A)), shall be delayed and paid or provided on the earlier of (i) the date which is six (6) months after Executive’s separation from service (as such term is defined in Code Section 409A and the regulations and other published guidance thereunder) for any reason other than death, and (ii) the date of Executive’s death. Notwithstanding anything in this Agreement or elsewhere to the contrary, distributions upon termination of Executive’s employment may only be made upon a “separation from service” as determined under Code Section 409A and such date shall be the termination date for purposes of this Agreement. Each payment under this Agreement or otherwise shall be treated as a separate payment for purposes of Code Section 409A. In no event may Executive, directly or indirectly, designate the calendar year of any payment to be made under this Agreement or otherwise which constitutes a “deferral of compensation” within the meaning of Code Section 409A. All reimbursements and in-kind benefits provided under this Agreement shall be made or provided in accordance with the requirements of Code Section 409A. To the extent that any reimbursements pursuant to this Agreement or otherwise are taxable to Executive, any reimbursement payment due to Executive shall be paid to Executive on or before the last day of Executive’s taxable year following the taxable year in which the related expense was incurred; provided, that, Executive has provided the Company written documentation of such expenses in a timely fashion and such expenses otherwise satisfy the Company’s expense reimbursement policies.

Reimbursements pursuant to this Agreement or otherwise are not subject to liquidation or exchange for another benefit and the amount of such reimbursements that Executive receives in one taxable year shall not affect the amount of such reimbursements that she receives in any other taxable year.

(j) No Mitigation; No Offset. Executive shall not be required to mitigate the amount of any payment provided for pursuant to this Agreement by seeking other employment or otherwise and the amount of any payment provided for pursuant to this Agreement shall not be reduced by any compensation earned as a result of subsequent employment of Executive following the termination of her employment hereunder.

(k) Counterparts. This Agreement may be executed in counterparts each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

[Signature page follows]

IN WITNESS WHEREOF, the Company and Executive have executed this Agreement effective as of the Effective Date.

STEIN MART, INC.		EXECUTIVE

By:	/s/ Jay Stein	/s/ Dawn H. Robertson
Name:	Jay Stein	Dawn H. Robertson
Title:	Chairman of the Board
Date:	March 12, 2016	Date: March 12, 2016

SCHEDULE A

BENEFITS

1.	Retirement Plan/Life Insurance/AD&D

The Executive shall be entitled to participate in all retirement plans and will be entitled to life insurance and AD&D benefits which other senior executives of the Company or affiliates of the Company are eligible.

2.	Long-Term Disability

The Executive shall be entitled to participate in all Long-Term and Life Time Disability plans which other senior executives of the Company or affiliates of the Company are eligible.

3.	Medical/Dental Benefits

The Executive shall be entitled to the medical/dental benefits which are made available to her and other senior executives of the Company at the time of this contract.

4.	Benefit Plans

Executive’s eligibility to participate in the aforementioned Benefit Plans is subject to the terms and condition of the specific plan documents and any conflict between this Agreement and the plan documents shall be controlled by the terms of the plan. The Company reserves the right to amend, modify or cancel any of the benefit plans currently provided.

The above benefits currently include:

•	Split Dollar Life Insurance equivalent to 5X base and Cash Bonus

•	Executive medical, Dental and Vision… $25,000 first dollar coverage

•	Deferred Compensation with a $0.50 match on the first 10% of Base and Bonus with the opportunity to earn up to an additional 50% for achieving Target Performance

•	Car Allowance of $3,300/Qtr.

•	401 K plan with 50% match up to the first 4% of base/bonus

•	Associate Discount at 25%

•	LTD and Salary Continuation based on total service

•	Company owned phone

A-1